2004 ANNUAL REPORT
TO
STOCKHOLDERS



FIRST McMINNVILLE CORPORATION

McMinnville, Tennessee

TABLE OF CONTENTS

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 2 2 2005
WASH, D.C. 185

IN MEMORIAM



John J. Savage, Jr.

John J. Savage, Jr. served as a director of First McMinnville Corporation from 1984 and First National Bank from January 12, 1975 until December 31, 2004. Throughout his tenure he provided leadership, which encouraged our staff to provide quality and personal service to our customers, our bank to work to improve the economic conditions of our community and to ensure the stability of our financial institution.

In addition to serving as director, for forty years he was an employee and officer of our bank. During his tenure he committed himself to being an example for other employees by being loyal to our institution, to accuracy in his work and being helpful to other staff members.

Mr. Savage is survived by his beloved wife Maxine and two sons Frank Richard and James Douglas.

Not only will our company miss his counsel and loyalty, our staff will miss his visits and words of encouragement. It is difficult to say good-bye to an individual who so unselfishly worked for and promoted our company for almost sixty years. The dedication of this annual report to him is a very small token to show our appreciation and respect for what he stood for and how he conducted not only his business but his personal life.

FIRST McMINNVILLE CORPORATION

200 East Main Street
McMinnville, Tennessee 37110

Dear Stockholder:

Financially your company and its subsidiary, First National Bank of McMinnville, had an acceptable year in 2004. As you read the pages of this report I hope you will be pleased with the content.

During 2005 we will be faced with the continuing loss of manufacturing jobs within our county. This has made it necessary for citizens to look elsewhere for jobs, which has caused our overall economy to be sluggish.

In the past our institution has met all challenges it has faced and I believe our staff will continue to adapt, not only to the state of our economy but to new competition both in and out of the normal financial markets. It is our goal to remain fiscally sound while retaining our share of the market in our trade area.

After almost 60 years of service as an employee, officer and director due to declining health, John J. Savage, Jr. retired as a director as of December 31, 2004. On January 18, 2005, Mr. Savage died. Our heartfelt sympathy goes to his beloved wife Maxine and sons Dickie and Jim. Mr. Savage's commitment to accuracy, customer service and dedication to our organization has been and will continue to be an inspiration to those of us who had the privilage to be associated with him.

Effective December 31, 2004, Carol Locke and Mozelle Terry retired. At the time of her retirement, Ms. Locke was the Secretary and Human Resource Manager for our organization. Ms. Terry worked at our Viola Branch during her entire career and was the office manager of the facility at her retirement. Both of these ladies made many contributions to our success and will be greatly missed. It is our hope they will be blessed with good health so they can enjoy their retirement.

As the value of your investment in First McMinnville Corporation continues to grow, we are confident you will encourage your family and friends to utilize the services First National Bank has to offer. With your support and loyalty, we believe we can continue to enhance your investment and provide our customers banking with the hometown touch.

Charles C. Jacobs

Charles C. Jacobs
Chairman, President & CEO

FIRST MCMINNVILLE CORPORATION

SELECTED FINANCIAL DATA (UNAUDITED)

The following schedule presents the results of operations, cash dividends declared, total assets, stockholders' equity and per share information for the Company for each of the five years ended December 31, 2004.

	In Thousands, Except Per Share Information				
	Year Ended December 31,				
	2004	**2003**	**2002**	**2001**	**2000**
Interest income	$ 15,013	15,866	17,574	19,418	19,450
Interest expense	4,282	4,771	6,208	9,787	10,276
Net interest income	10,731	11,095	11,366	9,631	9,174
Provision for possible loan losses	-	59	180	180	180
Net interest income after provision for possible loan losses	10,731	11,036	11,186	9,451	8,994
Non-interest income	727	828	665	625	671
Non-interest expense	(4,743)	(4,796)	(4,509)	(4,181)	(4,011)
Earnings before income taxes	6,715	7,068	7,342	5,895	5,654
Income taxes	2,065	2,169	2,298	1,748	1,758
Net earnings	$ 4,650	4,899	5,044	4,147	3,896
Comprehensive earnings	$ 4,130	4,293	5,758	5,403	6,303
Cash dividends declared	$ 1,824	1,774	1,665	1,565	1,517
Total assets - end of year	$ 308,534	304,399	304,760	283,721	269,160
Stockholders' equity - end of year	$ 50,079	47,960	45,398	41,380	37,707
Per share information:					
Basic earnings per common share (1)	$ 4.46	4.70	4.85	3.97	3.71
Diluted earnings per common share (1)	$ 4.38	4.63	4.80	3.93	3.68
Dividends per share (1)	$ 1.75	1.70	1.60	1.50	1.45
Book value per share - end of year (1)	$ 48.11	45.96	43.59	39.71	36.08
Ratios:					
Return on average stockholders' equity	9.40%	10.38%	11.51%	10.24%	11.13%
Return on average assets	1.50%	1.59%	1.73%	1.50%	1.48%
Average stockholders' equity to average assets	15.95%	15.32%	14.99%	14.68%	13.31%

(1) All share and per share data have been restated to reflect a 2 for 1 stock split which was made on January 31, 2003.


ASSETS
(MILLIONS)
350
300
250
200
150
100
50
0
269.2
283.7
304.8
304.4
308.5
2000
2001
2002
2003
2004


EQUITY
(MILLIONS)
60
50
40
30
20
10
0
37.7
41.4
45.4
48.0
50.1
2000
2001
2002
2003
2004


DEPOSITS
(MILLIONS)
250
200
150
100
50
0
210.9
213.3
229.3
224.2
226.7
2000
2001
2002
2003
2004


NET LOANS
(MILLIONS)
160
140
120
100
80
60
40
20
0
134.3
138.9
147.7
146.6
147.3
2000
2001
2002
2003
2004


DIVIDENDS PER SHARE
(MILLIONS)
1.8
1.6
1.4
1.2
1
0.8
0.6
0.4
0.2
0
1.5
1.5
1.6
1.7
1.8
2000
2001
2002
2003
2004


BASIC EARNINGS PER SHARE
(MILLIONS)
5
4.5
4
3.5
3
2.5
2
1.5
1
0.5
0
3.7
4.0
4.9
4.7
4.5
2000
2001
2002
2003
2004

DIRECTORS OF FIRST McMINNVILLE CORPORATION and FIRST NATIONAL BANK OF McMINNVILLE



Charles C. Jacobs
Chairman, President and CEO
First National Bank
Chairman, President and CEO
First McMinnville Corporation



J. Gregory Brock
Owner
Brock Construction Company



Arthur J. Dyer
President
Metal Products Company



Dean I. Gillespie
President
Bridge Builders, Inc.



Rufus Gonder
C.P.A.



G. B. Greene
President
Womack Printing Co., Inc.



Robert W. Jones
Former Chairman of the Board
First National Bank and
First McMinnville Corporation

DIRECTORS OF FIRST McMINNVILLE CORPORATION
and
FIRST NATIONAL BANK OF McMINNVILLE
Continued



Levoy Knowles
CEO
Ben Lomand Rural Telephone
Cooperative



Doug Milner
General Manager and
Vice President
Middle Tennessee
Dr Pepper Bottling Company



John J. Savage, Jr.
Former Executive Vice President
and Trust Officer
First National Bank



Carl M. Stanley
Chief Manager
Burroughs-Ross-Colville Co.
LLC

OTHER OFFICERS OF FIRST McMINNVILLE CORPORATION



Diane Bogle
Sr. Vice President



Brent Foster
Sr. Vice President



David Marttala
Sr. Vice President



Kenny Neal
Sr. Vice President
Treasurer
Chief Financial Officer



Phil Whisenhunt
Sr. Vice President



Dwayne Woods
Sr. Vice President



Carol Locke
Secretary

OFFICERS OF FIRST NATIONAL BANK OF McMINNVILLE

Charles C. Jacobs
Chairman
President
and Chief Executive Officer

Diane Bogle
Sr. Vice President - Loans

Brent Foster
Sr. Vice President - Loans

David Marttala
Sr. Vice President - Legal Counsel
Trust Administrator

Kenny Neal
Sr. Vice President - Cashier

Phil Whisenhunt
Sr. Vice President - Loans

Dwayne Woods
Sr. Vice President - Loans

Mary Jane Bell
Vice President - Loans

Carol Locke
Secretary
Manager - Human Resources

Michelle Brock
Assistant Vice President
Manager - Smithville Hwy. Branch

Fred L. Greene
Assistant Vice President
Manager - Viola-Morrison Branches

Nancy McBee
Assistant Vice President
Manager - Sparta Rd. Branch

Queita Roberts
Assistant Vice President

Melba Slaughter
Assistant Vice President - Operations

Cindy Swann
Assistant Vice President
Auditor - Compliance Officer

Michael Weeter
Assistant Vice President
Network Manager

Gail Youngblood
Assistant Vice President
Manager - Data Processing

EMPLOYEES OF FIRST NATIONAL BANK OF McMINNVILLE



Left to right,
Standing:
Queita Roberts,
Terry Allen,
Addie Fults
Seated:
Tom Ward,
Misti Parsley,
Loretta Evans



Left to right,
Standing:
Nancy Rogers,
Jenny Boyd,
Brenda Wilson
Seated:
Kristy Shockley,
Doris Beard,
Sue Tribbey



Left to right,
Standing:
Donna Young,
Kathy Templeton,
Candice Lusk
Seated:
Peggy Smith,
Donna Mears,
Helen Martin,
Dean Cantrell

EMPLOYEES OF
FIRST NATIONAL BANK OF McMINNVILLE
Continued



Left to right,
Standing:
Cindy Pearson,
Melba Slaughter,
Cindy Swann
Seated:
Vickie Mitchell,
Derita Reed



Left to right,
Standing:
Michael Weeter,
Mary J. Bell,
Nancy Hendrix,
Sherri Blair
Seated:
Vickie Millraney,
Patti Barnes,
Karen Miller



Left to right,
Standing:
Dickie Kesey,
Glenda Phillips,
Connie Sanders,
Erica Sughrue
Seated:
Jill Griffin,
Gail Youngblood,
Tabitha Oakley

EMPLOYEES OF FIRST NATIONAL BANK OF McMINNVILLE Continued



L to R, Standing: Beth Drake, Christy Hobbs
Seated: Shirley Reed, Jazmin Miller



L to R, Standing: Nancy McBee, Becky Hash, Debbie Foster; *Seated:* Tina Graham, Sandra Petzoldt



Left to right,
Standing:
Joyce Wright,
Fred Greene,
Sue Sanders,
Melodie Hawkins
Seated:
Jennifer Lewis,
Shelly Lorance,
Judy Rigsby



Left to right,
Standing:
Alice Smith,
Amanda Earls,
Rebecca Mullican,
Mandy Norris,
Michelle Brock,
Blair Jefferies
Seated:
Julie Ward,
Leeann Long,
Jimmie Dunn,
Robert Garibaldi



Employee of the Year and Employees of Each Quarter

Left to Right, Standing:

Jennifer Lewis - 1st quarter,
Donna Young - 2nd quarter,
Jazmin Miller - 3rd quarter,
Karen Miller - 4th quarter.

Seated:

Cindy Pearson - Employee of the Year


FIRST NATIONAL BANK

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The purpose of this discussion is to provide insight into the financial condition and results of operations of the Company and its subsidiaries. This discussion should be read in conjunction with the consolidated financial statements.

FORWARD-LOOKING STATEMENTS

Management's discussion of the Company, and management's analysis of the Company's operations and prospects, and other matters, may include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other provisions of federal and state securities laws. Although the Company believes that the assumptions underlying such forward-looking statements contained in this Report are reasonable, any of the assumptions could be inaccurate and, accordingly, there can be no assurance that the forward-looking statements included herein will prove to be accurate. The use of such words as expect, anticipate, forecast, and comparable terms should be understood by the reader to indicate that the statement is "forward-looking" and thus subject to change in a manner that can be unpredictable. Factors that could cause actual results to differ from the results anticipated, but not guaranteed, in this Report, include (without limitation) economic and social conditions, competition for loans, mortgages, and other financial services and products, changes in interest rates, unforeseen changes in liquidity, results of operations and financial condition affecting the Company's customers, as well as other risks that cannot be accurately quantified or completely identified. Many factors affecting the Company's financial condition and profitability, including changes in economic conditions, the volatility of interest rates, political events and competition from other providers of financial services simply cannot be predicted. Because these factors are unpredictable and beyond the Company's control, earnings may fluctuate from period to period. The purpose of this type of information is to provide readers with information relevant to understanding and assessing the financial condition and results of operations of the Company, and not to predict the future or to guarantee results. The Company is unable to predict the types of circumstances, conditions, and factors that can cause anticipated results to change. The Company undertakes no obligation to publish revised forward-looking statements to reflect the occurrence of changes or unanticipated events, circumstances, or results.

General

First McMinnville Corporation is a one bank holding company which owns 100% of First National Bank of McMinnville. First National Bank of McMinnville ("Bank") is a community bank headquartered in McMinnville, Tennessee serving Warren County, Tennessee as its primary market area. The Company serves as a financial intermediary whereby its profitability is determined to a large degree by the interest spread it achieves and the successful measurement of risks. The Company's management believes that Warren County offers an environment for continued growth and the Company's target market is local consumers, professionals and small businesses. The Company offers a wide range of banking services, including checking, savings, and money market deposit accounts, certificates of deposits, and loans for consumer, commercial and real estate purposes. The Company also offers custodial and trust services. Deposit instruments in the form of demand deposits, money market savings and certificates of deposits are offered to customers to establish the Company's core deposit base. In 2001, the Bank formed a subsidiary, First Community Title & Escrow Company. The new subsidiary began operations in 2002.

In a market such as Warren County, management believes there is an opportunity to increase the loan portfolio. The Company has targeted commercial business lending, commercial and residential real estate lending, and consumer lending as areas of focus. It is the Company's intention to limit the size of its loan portfolio to approximately 75% to 80% of deposit balances; however, the quality of lending opportunities as well as the desired loan to deposit ratio will influence the size of the loan portfolio. As a practice, the Company generates substantially all of its own loans and occasionally buys participations from other institutions. The Company attempts, to the extent practical, to maintain a loan portfolio which is capable of adjustment to swings in interest rates. The Company's policy is to have a diverse loan portfolio. At December 31, 2004, the nursery industry constituted the largest single industry segment and accounted for $10,120,000 (6.79% of the Company's loan portfolio) as compared to $10,087,000 or 6.79% in 2003. No other segment accounted for more than 10% of the portfolio. Management is not aware of any adverse trends or expected losses in respect to the nursery industry.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

Critical Accounting Policies

The accounting principles we follow and our methods of applying these principles conform with accounting principles generally accepted in the United States and with general practices within the banking industry. In connection with the application of those principles to the determination of our allowance for loan losses (ALL), we have made judgments and estimates which have significantly impacted our financial position and results of operations.

Our management assesses the adequacy of the ALL on a regular basis. This assessment includes procedures to estimate the ALL and test the adequacy and appropriateness of the resulting balance. The ALL consists of two portions (1) an allocated amount representative of specifically identified credit exposure and exposures readily predictable by historical or comparative experience, and (2) an unallocated amount representative of inherent loss which is not readily identifiable. Even though the ALL is composed of two components, the entire allowance is available to absorb any credit losses.

Our method of determining the adequacy of the allowance for loan losses begins with the specific review of large credits. This review is performed by the loan review officer who reports to the loan review committee appointed by the Board of Directors. This review includes a review of current financial information to monitor on-going ability to service the credit, a review of the collateral securing the credit and a review of payment history. If during this review it is determined that the potential for loss exists, a specific reserve is established on a loan by loan basis.

We take into consideration industry concentrations, such as the nursery industry, historical and current economic conditions, and discussion with banking regulators when calculating an unallocated amount to the allowance.

The unallocated amount is particularly subjective and does not lend itself to the exact mathematical calculation. We use the unallocated amount to absorb inherent losses which may exist as of the balance sheet date for such matters as changes in the local or national economy, the depth or experience of the lending staff, any concentrations of credit in any particularly industry group, and new banking laws or regulations. After we assess applicable factors, we evaluate the aggregate unallocated amount based on our management's experience.

We then test the resulting ALL balance by comparing the balance in the allowance account to historical trends and peer information. Our management then evaluates the result of the procedures performed, including the result of our testing, and concludes on the appropriateness of the balance of the ALL in its entirety. The loan review and the finance committee of our board of directors review the assessment prior to the filing of financial information.

Capital Resources, Capital and Dividends

Regulations of the Office of the Comptroller of the Currency ("OCC") establish required minimum capital levels for the Bank. Under these regulations, national banks must maintain certain capital levels as a percentage of average total assets (leverage capital ratio) and as a percentage of total risk-based assets (risk-based capital ratio). Under the risk-based requirements, various categories of assets and commitments are assigned a percentage related to credit risk ranging from 0% for assets backed by the full faith and credit of the United States to 100% for loans other than residential real estate loans and certain off-balance sheet commitments. Total capital is characterized as either Tier 1 capital - common stockholders' equity, noncumulative perpetual preferred stock and a limited amount of cumulative perpetual preferred - or total risk-based capital which includes the allowance for loan losses up to 1.25% of risk weighted assets, perpetual preferred stock, subordinated debt and various other hybrid capital instruments, subject to various limits. Goodwill is not includable in Tier 1 or total risk-based capital. The Company and its national bank subsidiary must maintain a Tier 1 capital to risk-based assets of at least 4.0%, a Total risk-based capital to risk-based assets ratio of at least 8.0% and a leverage capital ratio defined as Tier 1 capital to adjusted total average assets for the most recent quarter of at least 4%. The same ratios are also required in order for a national bank to be considered "adequately capitalized" under the OCC's "prompt corrective action" regulations, which impose certain operating restrictions on institutions which are not adequately capitalized. The Company has a Tier 1 risk based ratio of 29.79%, a total risk-based capital ratio of 30.86% and a leverage capital ratio of 16.17%, and was therefore within the "well capitalized" category under the regulations. The subsidiary bank's ratios were substantially the same as those setforth for the Company.

Capital Resources, Capital and Dividends, Continued

Dividends of $1,824,000 and $1,774,000 were declared during 2004 and 2003, respectively. Principally because of the high percent of equity capital, the return on equity is lower than banks in the Company's peer group. Cash dividends are anticipated to be increased in 2005 if profits increase. The dividend payout ratio (dividends declared divided by net earnings) was 39.2%, 36.2% and 33.0% in 2004, 2003 and 2002, respectively. No material changes in the mix or cost of capital is anticipated in the foreseeable future.

The dividends paid by the Company are funded by dividends received by the Company from the Bank. The Bank is limited by law, regulation and prudence as to the amount of dividends it can pay. At December 31, 2004, under the most restrictive of these regulatory limits, the Bank could declare in 2005 cash dividends in an aggregate amount of up to approximately $9 million, plus any 2005 net earnings, without prior approval of the Comptroller of the Currency. Because of sound business considerations and other Regulatory capital requirements, it is unlikely that the Company would ever pay a significant portion of this amount as dividends.

Financial Condition

During 2004, total assets increased $4,135,000 or 1.36% from $304,399,000 at December 31, 2003 to $308,534,000 at December 31, 2004. Loans, net of allowance for possible loan losses, increased from $146,611,000 to $147,300,000 or .47% during fiscal year 2004. Increases in mortgage loans and construction loans totaling $4,254,000 offset decreases in commercial and consumer loans of $3,658,000 resulted in the net increase in loans.

Securities increased 4.66% from $138,856,000 at December 31, 2003 to $145,325,000 at December 31, 2004. The carrying value of securities of U.S. Treasury and other U.S. Government obligations increased $9,444,000, obligations of state and political subdivisions decreased $2,189,000, corporate and other securities decreased $185,000 and there was a decrease in mortgage backed securities of $601,000.

At December 31, 2004 the market value of the Company's securities portfolio was greater than its amortized cost by $824,000 (.56%). At December 31, 2003 the market value of the Company's securities portfolio was greater than its amortized cost by $2,368,000 (1.71%). The weighted average yield (stated on a tax-equivalent basis, assuming a Federal income tax rate of 34%) of the securities at December 31, 2004 was 3.55% as compared to an average yield of 4.65% at December 31, 2003.

The Company applies the provisions of Statement of Financial Accounting Standards No. 115 (SFAS No. 115), "Accounting for Certain Investments in Debt and Equity Securities". Under the provisions of the Statement, securities are to be classified in three categories and accounted for as follows:

- Debt securities that the enterprise has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.
- Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.
- Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders' equity.

Financial Condition, Continued

The Company's classification of securities as of December 31, 2004 is as follows:

	Held-To-Maturity		Available-For-Sale	
	Amortized Cost	Estimated Market Value	Amortized Cost	Estimated Market Value
	(In Thousands)			
U.S. Treasury and other U.S. Government agencies and corporations	$ 20,612	20,461	86,506	85,859
Obligations of states and political subdivisions	33,522	34,966	1,250	1,260
Corporate and other securities	2,992	3,120	-	-
Mortgage-backed securities	-	-	1,040	1,080
	$ 57,126	58,547	88,796	88,199

During 2002 the net increase in capital included $714,000 which represents the unrealized appreciation in securities available-for-sale of $1,158,000 net of applicable taxes of $444,000. During the year ended December 31, 2003, the net increase in capital included $606,000 decrease which represents the unrealized loss on securities available-for-sale of $982,000 net of applicable taxes of $376,000. During 2004 the net increase in capital included $520,000 which represents the unrealized loss on securities available-for-sale of $843,000 net of applicable taxes of $323,000.

The increase in assets of $4,135,000 in 2004 was due primarily to an increase in earning assets net of a decrease in cash and due from banks. Total deposits increased from $224,221,000 at December 31, 2003 to $226,588,000 at December 31, 2004 representing an increase of 1.06%. Demand deposits decreased .13% from $21,985,000 at December 31, 2003 to $21,956,000 at December 31, 2004. Negotiable order of withdrawal accounts, money market and other savings deposits increased $2,372,000 or 3.19%. Certificates of deposit and individual retirements accounts increased $24,000 or .02%. The subsidiary bank has unused lines of credit of $20,000,000 and the Company has an unused line of credit of $2,000,000 at December 31, 2004.

The Company's allowance for loan losses at December 31, 2004 was $1,816,000 as compared to $1,909,000 at December 31, 2003. Non-performing loans amounted to $8,000 at December 31, 2004 compared to $312,000 at December 31, 2003. Non-performing loans are loans which have been placed on non-accrual status, loans 90 days past due plus renegotiated loans. Net charge-offs were $93,000 during 2004. Net charge-offs were $58,000 and $76,000 during 2003 and 2002. A provision for loan losses for 2004 was not necessary. The provision was $59,000 in 2003 and $180,000 in 2002, respectively.

The allowance for possible loan losses, amounting to $1,816,000 at December 31, 2004, represents 1.22% of total loans outstanding. At December 31, 2003, the allowance for possible loan losses represented 1.29% of total loans outstanding. Management has in place a system to identify and monitor problem loans as further discussed under "Critical Accounting Policies". Management believes the allowance for possible loan losses at December 31, 2004 to be adequate.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

Contractual Obligations

The Company has the following contractual obligations as of December 31, 2004:

(In Thousands)		Less Than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years	Total
Long-term debt	$	-	-	1,000	-	1,000
Capital leases		-	-	-	-	-
Operating leases		-	-	-	-	-
Purchases		-	-	-	-	-
Other long-term liabilities		-	-	-	-	-
Total	$	-	-	1,000	-	1,000

Long-term debt contractual obligations consist of advances from the Federal Home Loan Bank. The Company leases land for certain branch facilities and automatic teller machine locations. Future minimum rental payments required under the terms of these noncancellable leases are included in operating lease obligations.

Off Balance Sheet Arrangements

At December 31, 2004, the Company had unfunded commitments to extend credit of $13.1 million and outstanding standby letters of credit of $2.2 million. Because these commitments generally have fixed expiration dates and many will expire without being drawn upon, the total commitment level does not necessarily represent future cash requirements. If needed to fund these outstanding commitments, the Company has the ability to liquidate Federal funds sold or securities available-for-sale or on a short-term basis to borrow and purchase Federal funds from other financial institutions. Additionally, the Company could sell participations in these or other loans to correspondent banks. As mentioned above, the Company has been able to fund its ongoing liquidity needs through its core deposit base, loan payments and its investment security maturities.

Liquidity

Liquidity represents the ability to efficiently and economically accommodate decreases in deposits and other liabilities, as well as fund increases in assets. A Company has liquidity potential when it has the ability to obtain sufficient funds in a timely manner at a reasonable cost. The availability of funds through deposits, the purchase and sales of securities in the investment portfolio, the use of funds for consumer and commercial loans and the access to debt markets affect the liquidity of the Company. The Company's loan to deposit ratio was approximately 65.81% and 66.24% at December 31, 2004 and December 31, 2003, respectively.

The Company's investment portfolio, as represented above, consists of earning assets that provide interest income.

Funds management decisions must reflect management's intent to maintain profitability in both the immediate and long-term earnings. The Company's rate sensitivity position has an important impact on earnings. Senior management of the Company meets monthly to analyze the rate sensitivity position of the Bank. These meetings focus on the spread between the subsidiary bank's cost of funds and interest yields generated primarily through loans and investments.

Liquidity, Continued

The Company presently maintains a liability sensitive position over the next six months and over the next twelve months. Liability sensitivity means that more of the Company's liabilities are capable of repricing over certain time frames than assets. The interest rates associated with these liabilities may not actually change over this period but are capable of changing. For example, the six month gap is a picture of the possible repricing over a six month period. The following table shows the rate sensitivity gaps for different time periods as of December 31, 2004:

Interest-rate sensitivity gaps: *(In Thousands)*	Reprice Immediately	1-90 Days	91-180 Days	181-365 Days	One Year and Longer	Total
Interest-earning assets	$ 38,250	76,783	18,633	18,958	149,145	301,769
Interest-bearing liabilities	106,268	40,784	16,359	14,864	55,990	234,265
Interest rate sensitivity	$ (68,018)	35,999	2,274	4,094	93,155	67,504
Cumulative gap	$ (68,018)	(32,019)	(29,745)	(25,651)	67,504	
Interest rate sensitivity gap as a % of total assets	(22.05)%	11.67%	.74%	1.33%	30.19%	
Cumulative gap as a % of total assets	(22.05)%	(10.38)%	(9.64)%	(8.31)%	21.88%	

Historically, there has been no significant reduction in immediately withdrawable accounts such as negotiable order of withdrawal, money market demand, demand deposit and regular savings accounts. Management does not anticipate that there will be significant withdrawals from these accounts in the future.

It is anticipated that with present maturities, the anticipated growth in deposit base, and the efforts of management in its asset/liability management program, liquidity will not pose a problem in the foreseeable future. At the present time there are no known trends or any known commitments, demands, events or uncertainties that will result in or that are reasonably likely to result in the Company's liquidity changing in any material way.

Results of Operations

Net earnings for the year ended December 31, 2004 were $4,650,000 a decrease of $249,000 or 5.08% from fiscal year 2003. Net earnings for the year ended December 31, 2003 were $4,899,000, a decrease of $145,000 or 2.87% from fiscal year 2002. Basic earnings per common share was $4.46 in 2004, $4.70 in 2003 and $4.85 in 2002. Diluted earnings per common share were $4.38, $4.63 and $4.80 in 2004, 2003 and 2002, respectively. Average earning assets increased $3,998,000 for the year ended December 31, 2004 as compared to the year ended December 31, 2003. Average earning assets increased $16,279,000 for the year ended December 31, 2003 as compared to the year ended December 31, 2002. Additionally, the net interest spread decreased from 3.59% in 2003 to 3.43% in 2004. The net interest spread was 3.79% in 2002. Net interest spread is defined as the effective yield on earning assets less the effective cost of deposits and borrowed funds, as calculated on a fully taxable equivalent basis. Average interest bearing liabilities increased $112,000 in 2004. The cost of interest bearing deposits decreased 21 basis points from 2.02% to 1.81% while the weighted average yield on earning assets decreased 37 basis points from 5.61% to 5.24%. The decrease in the net interest spread in 2004 was primarily attributable to an increase in the cost of funds and a decrease in the return on earning assets. There was an increase in average non-interest bearing demand deposits in 2004 of $6,000.

Results of Operations, Continued

Net interest income before provision for loan losses for 2004 totaled $10,731,000 as compared to $11,095,000 for 2003 and $11,366,000 for 2002. A provision for loan losses was not necessary for 2004. The provision was $59,000 in 2003 and $180,000 in 2002, respectively. Net charge-offs in 2004 were $93,000 as compared to net charge-offs of $58,000 in 2003. The 2004 charge-offs are unrelated to the nursery business and management does not consider the charge-off's to be a trend.

Non-interest income decreased by 12.20% to $727,000 in 2004 from $828,000 in 2003. Non-interest income totaled $665,000 in 2002.

Non-interest expense decreased 1.11% to $4,743,000 in 2004 from $4,796,000 in 2003. Non-interest expense was $4,509,000 in 2002. Non-interest expense which includes, among other things, salaries and employee benefits, occupancy expenses, furniture and fixtures expenses, data processing, Federal Deposit Insurance premiums, supplies and general operating costs increased commensurate with the continued growth of the Company. The decrease in 2004 was primarily attributable to a decrease in state franchise tax. Other non-interest expense decreased $108,000 in 2004. The non-interest expense increased approximately 6.37% from 2002 to 2003 and was due primarily to increases in salaries and employee benefits.

Management is not aware of any current recommendations by the regulatory authorities which, if implemented, would have a material effect on the Company's liquidity, capital resources or operations.

Impact of Inflation

Unlike most industrial companies, the assets and liabilities of financial institutions such as the Company are primarily monetary in nature. Therefore, interest rates have a more significant effect on the Company's performance since they impact both interest revenues and interest costs.

Supervision and Regulation

Bank Holding Company Act of 1956. As a bank holding company, the Company is subject to regulation under the Bank Holding Company Act of 1956 (the "Act"), and the regulations adopted by the Board of Governors of the Federal Reserve System (the "Board") under the Act. The Company is required to file reports with, and is subject to examination by, the Board. The subsidiary bank is a national chartered bank and is therefore subject to the supervision of and is regularly examined by the Officer of the Comptroller of the Currency (the "OCC"). The subsidiary bank is also required to file reports with the Federal Deposit Insurance Corporation ("FDIC") and is subject to FDIC regulations.

Under the Act, a bank holding company may not directly or indirectly acquire the ownership or control of more than five percent of the voting shares or substantially all of the assets of any company, including a bank, without the prior approval of the Board. In addition, bank holding companies are generally prohibited under the Act from engaging in non-banking activities, subject to certain exceptions. Under the Act, the Board is authorized to approve the ownership by a bank holding company of shares of any company whose activities have been determined by the Board to be so closely related to banking or to managing or controlling banks as to be a proper incident thereto.

Quantitative and Qualitative Disclosures About Market Risk

The Company's primary component of market risk is interest rate volatility. Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on a large portion of the Company's assets and liabilities, and the market value of all interest-earning assets and interest-bearing liabilities, other than those which possess a short term to maturity. Based upon the nature of the Company's operations, the Company is not subject to foreign currency exchange or commodity price risk.

Quantitative and Qualitative Disclosures About Market Risk, Continued

Interest rate risk (sensitivity) management focuses on the earnings risk associated with changing interest rates. Management seeks to maintain profitability in both immediate and long term earnings through funds management/interest rate risk management. The Company's rate sensitivity position has an important impact on earnings. Senior management of the Company meets monthly to analyze the rate sensitivity position. These meetings focus on the spread between the cost of funds and interest yields generated primarily through loans and investments.

The following table provides information about the Company's financial instruments that are sensitive to changes in interest rates as of December 31, 2004.

Held for Purposes Other Than Trading (In Thousands)	Expected Maturity Date - Year Ending December 31, 2005	2006	2007	2008	2009	Thereafter	Total	Fair Value
Earning assets:								
Loans	$ 51,516	24,168	15,793	25,015	23,067	9,557	149,116	147,052
Average interest rate	6.22%	6.52%	6.81%	6.47%	6.40%	6.41%	6.41%	
Securities	84,155	19,854	8,556	7;665	11,699	13,396	145,325	146,746
Average interest rate	3.26%	4.53%	3.99 %	5.00%	5.36%	6.77%	4.09%	
Federal funds sold	6,000	-	-	-	-	-	6,000	6,000
Average interest rate	2.10%	-	-	-	-	-	2.10%	
Interest-bearing liabilities:								
Interest-bearing time deposits	72,966	17,488	22,687	5,470	9,326	-	127,937	127,790
Average interest rate	2.13%	2.12%	2.47%	3.79%	4.11%	-	2.73%	
Negotiable order of withdrawal accounts	34,073	-	-	-	-	-	34,073	34,073
Average interest rate	.63%	-	-	-	-	-	.63%	
Money market demand accounts	10,051	-	-	-	-	-	10,051	10,051
Average interest rate	1.39%	-	-	-	-	-	1.39%	
Savings deposits	32,571	-	-	-	-	-	32,571	32,571
Average interest rate	.99%	-	-	-	-	-	.99%	
Securities sold under repurchase agreements	28,633	-	-	-	-	-	28,633	28,633
Average interest rate	1.39%	-	-	-	-	-	1.39%	
Advances from Federal Home Loan Bank	-	-	-	1,000	-	-	1,000	1,057
Average interest rate	-	-	-	5.60%	-	-	5.60%	

MAGGART & ASSOCIATES, P.C.

Certified Public Accountants

FIRST UNION TOWER
SUITE 2150
150 FOURTH AVENUE, NORTH
NASHVILLE, TENNESSEE 37219-2417
Telephone (615) 252-6100
Facsimile (615) 252-6105

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
First McMinnville Corporation:

We have audited the accompanying consolidated balance sheets of First McMinnville Corporation and Subsidiary as of December 31, 2004 and 2003, and the related consolidated statements of earnings, comprehensive earnings, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of First McMinnville Corporation and Subsidiary as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Maggart & Associates, P.C.

Nashville, Tennessee
January 21, 2005

FIRST MCMINNVILLE CORPORATION
Consolidated Balance Sheets
December 31, 2004 and 2003

	In Thousands	
	2004	**2003**
ASSETS		
Loans, less allowance for possible loan losses of $1,816,000 and $1,909,000, respectively	$ 147,300	146,611
Securities:		
Held-to-maturity, at amortized cost (market value $58,547,000 and $57,503,000, respectively)	57,126	55,379
Available-for-sale, at market (amortized cost $88,796,000 and $83,233,000, respectively)	88,199	83,477
Total securities	145,325	138,856
Federal funds sold	6,000	6,000
Interest-bearing deposits in financial institutions	25	86
Restricted equity securities	1,303	1,255
Total earning assets	299,953	292,808
Cash and due from banks	4,220	7,084
Premises and equipment, net	1,782	2,066
Accrued interest receivable	1,713	1,803
Deferred tax asset, net	267	10
Other real estate	190	220
Other assets	409	408
Total assets	$ 308,534	304,399
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits	$ 226,588	224,221
Securities sold under repurchase agreements	28,633	28,782
Advances from Federal Home Loan Bank	1,000	1,000
Accrued interest and other liabilities	2,234	2,436
Total liabilities	258,455	256,439
Stockholders' equity:		
Common stock, no par value, authorized 5,000,000 shares, issued 1,233,922 and 1,231,022 shares, respectively	3,745	3,662
Retained earnings	51,033	48,207
Net unrealized gains (losses) on available-for-sale securities, net of income taxes of $229,000 and $94,000, respectively	(369)	151
	54,409	52,020
Less cost of treasury stock of 193,062 and 187,489 shares, respectively	(4,330)	(4,060)
Total stockholders' equity	50,079	47,960
COMMITMENTS AND CONTINGENT LIABILITIES		
Total liabilities and stockholders' equity	$ 308,534	304,399

See accompanying notes to consolidated financial statements.

FIRST MCMINNVILLE CORPORATION
Consolidated Statements of Earnings
Three Years Ended December 31, 2004

	In Thousands, Except Per Share Amount 2004	2003	2002
Interest income:			
Interest and fees on loans	$ 9,776	10,449	10,978
Interest and dividends on securities:			
Taxable securities	3,529	3,583	4,673
Exempt from Federal income taxes	1,544	1,637	1,691
Interest on Federal funds sold	163	196	231
Interest on interest-bearing deposits in financial institutions	1	1	1
Total interest income	15,013	15,866	17,574
Interest expense:			
Interest on negotiable order of withdrawal accounts	216	255	440
Interest on money market demand and savings accounts	378	480	781
Interest on certificates of deposit	3,317	3,656	4,521
Interest on securities sold under repurchase agreements and short-term debt	315	324	400
Interest on advances from Federal Home Loan Bank	56	56	56
Interest on Federal funds purchased	-	-	10
Total interest expense	4,282	4,771	6,208
Net interest income before provision for possible loan losses	10,731	11,095	11,366
Provision for possible loan losses	-	59	180
Net interest income after provision for possible loan losses	10,731	11,036	11,186
Non-interest income	727	828	665
Non-interest expense	(4,743)	(4,796)	(4,509)
Earnings before income taxes	6,715	7,068	7,342
Income taxes	2,065	2,169	2,298
Net earnings	$ 4,650	4,899	5,044
Basic earnings per common share	$ 4.46	4.70	4.85
Diluted earnings per common share	$ 4.38	4.63	4.80

See accompanying notes to consolidated financial statements.

FIRST MCMINNVILLE CORPORATION

Consolidated Statements of Comprehensive Earnings

Three Years Ended December 31, 2004

	In Thousands		
	2004	**2003**	**2002**
Net earnings	$ 4,650	4,899	5,044
Other comprehensive earnings (loss), net of tax:			
Unrealized gains (losses) on available-for-sale securities arising during the year, net of taxes of $323,000, $377,000 and $446,000, respectively	(520)	(603)	717
Reclassification adjustments for gains included in net earnings, net of taxes of $1,000 and $2,000, respectively	-	(3)	(3)
Other comprehensive earnings (loss)	(520)	(606)	714
Comprehensive earnings	$ 4,130	4,293	5,758

See accompanying notes to consolidated financial statements.

FIRST MCMINNVILLE CORPORATION

Consolidated Statements of Changes in Stockholders' Equity

Three Years Ended December 31, 2004

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Net Unrealized Gains (Losses) On Available-For-Sale Securities	Total
Balance December 31, 2001	$ 1,528	1,869	41,703	(3,763)	43	41,380
Net earnings	-	-	5,044	-	-	5,044
Issuance of 4,720 shares of common stock	6	132	-	-	-	138
Cash dividends declared ($1.60 per share)	-	-	(1,665)	-	-	(1,665)
Cost of 5,098 shares of treasury stock	-	-	-	(213)	-	(213)
Net change in unrealized gains (losses) on available-for-sale-securities during the year, net of taxes of $444,000	-	-	-	-	714	714
Balance December 31, 2002	1,534	2,001	45,082	(3,976)	757	45,398
Elimination of par value	2,001	(2,001)	-	-	-	-
Net earnings	-	-	4,899	-	-	4,899
Issuance of 3,872 shares of common stock	127	-	-	-	-	127
Cash dividends declared ($1.70 per share)	-	-	(1,774)	-	-	(1,774)
Cost of 1,837 shares of treasury stock	-	-	-	(84)	-	(84)
Net change in unrealized gains (losses) on available-for-sale-securities during the year, net of taxes of $376,000	-	-	-	-	(606)	(606)
Balance December 31, 2003	3,662	-	48,207	(4,060)	151	47,960
Net earnings	-	-	4,650	-	-	4,650
Issuance of 2,900 shares of common stock	83	-	-	-	-	83
Cash dividends declared ($1.75 per share)	-	-	(1,824)	-	-	(1,824)
Cost of 5,573 shares of treasury stock	-	-	-	(270)	-	(270)
Net change in unrealized gains (losses) on available-for-sale-securities during the year, net of taxes of $323,000	-	-	-	-	(520)	(520)
Balance December 31, 2004	$ 3,745	-	51,033	(4,330)	(369)	50,079

See accompanying notes to consolidated financial statements.

FIRST MCMINNVILLE CORPORATION
Consolidated Statements of Cash Flows
Three Years Ended December 31, 2004
Increase (Decrease) in Cash and Cash Equivalents

	In Thousands 2004	2003	2002
Cash flows from operating activities:			
Interest received	$ 15,379	14,057	17,902
Fees and commissions received	628	637	643
Interest paid	(4,340)	(4,991)	(6,666)
Cash paid to suppliers and employees	(4,478)	(4,515)	(4,419)
Income taxes paid	(2,052)	(2,219)	(2,175)
Net cash provided by operating activities	5,137	2,969	5,285
Cash flows from investing activities:			
Purchase of available-for-sale securities	(38,960)	(106,859)	(76,248)
Proceeds from sales of available-for-sale securities	-	4	5
Proceeds from maturities of available-for-sale securities	32,760	96,165	70,908
Purchase of held-to-maturity securities	(12,415)	(27,870)	(29,788)
Proceeds from maturities and calls of held-to-maturity securities	11,013	24,749	43,551
Loans made to customers, net of repayments	(688)	-	(9,026)
Customer loan payments, net of advances	-	783	-
Purchase of premises and equipment	(22)	(369)	(112)
Proceeds from sales of bank premises and equipment	-	110	-
Proceeds from sales of other real estate	24	-	193
Decrease in interest-bearing deposits in financial institutions	61	22	71
Net cash used in investing activities	(8,227)	(13,265)	(446)
Cash flows from financing activities:			
Net increase (decrease) in demand, NOW, money market and savings deposit accounts	2,343	(1,033)	11,915
Net increase (decrease) in time deposits	24	(4,010)	4,074
Net increase (decrease) in securities sold under repurchase agreements	(149)	2,788	6,073
Decrease in Federal funds purchased	-	-	(5,000)
Proceeds from issuance of short-term notes payable	-	-	30
Repayment of short-term notes payable	-	-	(30)
Dividends paid	(1,805)	(1,693)	(1,587)
Payments to acquire treasury stock	(270)	(84)	(213)
Proceeds from issuance of common stock	83	127	138
Net cash provided by (used in) financing activities	226	(3,905)	15,400
Net increase (decrease) in cash and cash equivalents	(2,864)	(14,201)	20,239
Cash and cash equivalents at beginning of year	13,084	27,285	7,046
Cash and cash equivalents at end of year	$ 10,220	13,084	27,285

See accompanying notes to consolidated financial statements.

FIRST MCMINNVILLE CORPORATION

Consolidated Statements of Cash Flows, Continued

Three Years Ended December 31, 2004

Increase (Decrease) in Cash and Cash Equivalents

	In Thousands 2004	2003	2002
Reconciliation of net earnings to net cash provided by operating activities:			
Net earnings	$ 4,650	4,899	5,044
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation	306	273	202
Amortization and accretion, net	324	(1,815)	37
Provision for possible loan losses	-	59	180
Provision for deferred taxes	66	46	30
Securities gains	(33)	(23)	(22)
Loss on sale of other real estate	5	-	-
Gain on sale of bank premises and equipment	-	(99)	-
FHLB dividend reinvestment	(48)	(47)	(53)
Increase (decrease) in taxes payable, net	(97)	(119)	93
Decrease in interest receivable	90	53	291
Decrease in interest payable	(58)	(220)	(458)
Decrease in other assets and liabilities, net	(68)	(38)	(59)
Total adjustments	487	(1,930)	241
Net cash provided by operating activities	$ 5,137	2,969	5,285
Supplemental Schedule of Non-Cash Activities:			
Non-cash transfers from loans to other real estate	$ 488	399	100
Non-cash transfers from other real estate to loans	$ 489	179	-
Unrealized gain (loss) in value of securities available-for-sale net of income taxes of $323,000, $376,000 and $444,000, respectively	$ (520)	(606)	714

See accompanying notes to consolidated financial statements.

FIRST MCMINNVILLE CORPORATION
Notes to Consolidated Financial Statements
December 31, 2004, 2003 and 2002

(1) **Summary of Significant Accounting Policies**

The accounting and reporting policies of First McMinnville Corporation (the "Company"), its wholly-owned subsidiary, the First National Bank of McMinnville ("Bank") and the Bank's wholly-owned subsidiary, First Community Title and Escrow Company are in accordance with accounting principles generally accepted in the United States of America and conform to general practices within the banking industry. The following is a brief summary of the significant policies.

(a) **Principles of Consolidation**

The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiary, First National Bank of McMinnville and the Bank's wholly-owned subsidiary, First Community Title and Escrow Company. All significant intercompany accounts and transactions have been eliminated in consolidation.

(b) **Nature of Operations**

The Company is registered as a one bank holding company under the Bank Holding Company Act of 1956. The Bank operates under a Federal Bank Charter and provides full banking services. As a national bank, the subsidiary bank is subject to regulation by the Office of the Comptroller of the Currency. The principal area served by First National Bank of McMinnville is Warren County, Tennessee and surrounding counties in Middle Tennessee. Services are provided at the main office and four branches.

(c) **Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to determination of the allowance for possible loan losses and the valuation of debt and equity securities and the related deferred taxes.

(d) **Loans**

Loans are stated at the principal amount outstanding. The allowance for possible loan losses is shown as reductions of loans. Loan origination and commitment fees and certain loan-related costs are being deferred and the net amount amortized as an adjustment of the related loan's yield over the contractual life of the loan. Interest income on most loans is accrued based on the principal amount outstanding.

Statement of Financial Accounting Standards (SFAS) No. 114, "Accounting by Creditors for Impairment of a Loan" and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures" apply to impaired loans except for large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment including residential mortgage and installment loans.

A loan is impaired when it is probable that the Company will be unable to collect the scheduled payments of principal and interest due under the contractual terms of the loan agreement. Impaired loans are measured at the present value of expected future cash flows discounted at the loan's effective interest rate, at the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. If the measure of the impaired loan is less than the recorded investment in the loan, the Company shall recognize an impairment by creating a valuation allowance with a corresponding charge to the provision for possible loan losses or by adjusting an existing valuation allowance for the impaired loan with a corresponding charge or credit to the provision for possible loan losses.

The Company's consumer loans are divided into various groups of smaller-balance homogeneous loans that are collectively evaluated for impairment and, thus, are not subject to the provisions of SFAS Nos. 114 and 118. Substantially all other loans of the Company are evaluated for impairment under the provisions of SFAS Nos. 114 and 118.

(1) **Summary of Significant Accounting Policies, Continued**

(d) **Loans, Continued**

The Company considers all loans subject to the provisions of SFAS Nos. 114 and 118 that are on nonaccrual status to be impaired. Loans are placed on nonaccrual status when doubt as to timely collection of principal or interest exists, or when principal or interest is past due 90 days or more unless such loans are well-secured and in the process of collection. Past due status is based on contractual terms of the loan. Delays or shortfalls in loan payments are evaluated along with various other factors to determine if a loan is impaired. Generally, delinquencies under 90 days are considered insignificant unless certain other factors are present which indicate impairment is probable. The decision to place a loan on nonaccrual status is also based on an evaluation of the borrower's financial condition, collateral, liquidation value, and other factors that affect the borrower's ability to pay.

Generally, at the time a loan is placed on nonaccrual status, all interest accrued and uncollected on the loan in the current fiscal year is reversed from income, and all interest accrued and uncollected from the prior year is charged off against the allowance for possible loan losses. Thereafter, interest on nonaccrual loans is recognized as interest income only to the extent that cash is received and future collection of principal is not in doubt. If the collectibility of outstanding principal is doubtful, such cash received is applied as a reduction of principal. A nonaccrual loan may be restored to an accruing status when principal and interest are no longer past due and unpaid and future collection of principal and interest on a timely basis is not in doubt.

Loans not on nonaccrual status are classified as impaired in certain cases when there is inadequate protection by the current net worth and financial capacity of the borrower or of the collateral pledged, if any. In those cases, such loans have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt, and if such deficiencies are not corrected, there is a probability that the Company will sustain some loss. In such cases, interest income continues to accrue as long as the loan does not meet the Company's criteria for nonaccrual status.

Generally, the Company also classifies as impaired any loans the terms of which have been modified in a troubled debt restructuring. Interest is generally accrued on such loans that continue to meet the modified terms of their loan agreements.

The Company's charge-off policy for impaired loans is similar to its charge-off policy for all loans in that loans are charged off in the month when they are considered uncollectible.

(e) **Allowance for Possible Loan Losses**

The provision for possible loan losses represents a charge to earnings necessary, after loan charge-offs and recoveries, to maintain the allowance for possible loan losses at an appropriate level which is adequate to absorb estimated losses inherent in the loan portfolio. Such estimated losses arise primarily from the loan portfolio but may also be derived from other sources, including commitments to extend credit and standby letters of credit. The level of the allowance is determined on a quarterly basis using procedures which include: (1) categorizing commercial and commercial real estate loans into risk categories to estimate loss probabilities based primarily on the historical loss experience of those risk categories and current economic conditions; (2) analyzing significant commercial and commercial real estate credits and calculating specific reserves as necessary; (3) assessing various homogeneous consumer loan categories to estimate loss probabilities based primarily on historical loss experience; (4) reviewing unfunded commitments; and (5) considering various other factors, such as changes in credit concentrations, loan mix, and economic conditions which may not be specifically quantified in the loan analysis process.

The allowance for possible loan losses consists of an allocated portion and an unallocated, or general portion. The allocated portion is maintained to cover estimated losses applicable to specific segments of the loan portfolio. The unallocated portion is maintained to absorb losses which probably exist as of the evaluation date but are not identified by the more objective processes used for the allocated portion of the allowance due to risk of errors or imprecision. While the total allowance consists of an allocated portion and an unallocated portion, these terms are primarily used to describe a process. Both portions of the allowance are available to provide for inherent loss in the entire portfolio.

(1) **Summary of Significant Accounting Policies, Continued**

(e) **Allowance for Possible Loan Losses, Continued**

The allowance for possible loan losses is increased by provisions for possible loan losses charged to expense and is reduced by loans charged off net of recoveries on loans previously charged off. The provision is based on management's determination of the amount of the allowance necessary to provide for estimated loan losses based on its evaluation of the loan portfolio. Determining the appropriate level of the allowance and the amount of the provision involves uncertainties and matters of judgment and therefore cannot be determined with precision.

(f) **Debt and Equity Securities**

The Company follows the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Under the provisions of the Statement, securities are classified in three categories and accounted for as follows:

- *Securities Held-to-Maturity*
  Debt securities that the enterprise has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Amortization of premiums and accretion of discounts are recognized by the interest method.
- *Trading Securities*
  Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.
- *Securities Available-for-Sale*
  Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at estimated fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders' equity. Amortization and accretion of discounts are recognized by the interest method.

No securities have been classified as trading securities.

Realized gains or losses from the sale of debt and equity securities are recognized based upon the specific identification method.

(g) **Premises and Equipment**

Premises and equipment are stated at cost. Depreciation is computed primarily by the straight-line method over the estimated useful lives of the related assets. Gain or loss on items retired and otherwise disposed of is credited or charged to operations and cost and related accumulated depreciation are removed from the asset and accumulated depreciation accounts.

Expenditures for major renewals and improvements of premises and equipment are capitalized and those for maintenance and repairs are charged to earnings as incurred.

(h) **Long-Term Assets**

Premises and equipment, intangible assets, and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

(i) **Securities Sold Under Agreements to Repurchase**

Substantially all repurchase agreement liabilities represent amounts advanced by various customers. Securities are pledged to cover these liabilities, which are not covered by federal deposit insurance.

(1) <u>Summary of Significant Accounting Policies, Continued</u>

(j) **Other Real Estate**
Real estate acquired in settlement of loans is initially recorded at the lower of cost (loan value of real estate acquired in settlement of loans plus incidental expense) or estimated fair value, less estimated cost of disposal. Based on periodic evaluations by management, the carrying values are reduced by a direct charge to earnings when they exceed net realizable value. Costs relating to the development and improvement of the property are capitalized, while holding costs of the property are charged to expense in the period incurred.

(k) **Stock Options**
The Company uses the fair value method to calculate the compensation reported in the proforma earnings in note 20 to the consolidated financial statements.

(l) **Income Taxes**
Provisions for income taxes are based on taxes payable or refundable for the current year (after exclusion of non-taxable income such as interest on state and municipal securities) and deferred taxes on temporary differences between the amount of taxable and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax asset and liabilities are expected to be realized or settled as prescribed in Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

The Company and its subsidiary file a consolidated Federal income tax return. Each corporation provides for income taxes on a separate-return basis.

(m) **Benefit Plans**
Net pension expense consists of service costs, interest cost, return on pension assets and amortization of unrecognized initial excess of projected benefits over plan assets and amortization of actuarial gains and losses. Profit sharing and 401(K) plan expense is the amount contributed as determined by the Board of Directors.

(n) **Advertising Costs**
Advertising costs are expensed when incurred.

(o) **Cash and Cash Equivalents**
For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and Federal funds sold. Generally, Federal funds sold are purchased and sold for one-day periods. The Company maintains deposits with other financial institutions in excess of the Federal insurance amounts. Management makes deposits only with financial institutions it considers to be financially sound.

(p) **Off-Balance-Sheet Financial Instruments**
In the ordinary course of business the subsidiary bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, commitments under credit card arrangements, commercial letters of credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

(1) Summary of Significant Accounting Policies, Continued

(q) Reclassifications
Certain reclassifications have been made to the 2003 and 2002 figures to conform to the presentation for 2004.

(r) Impact of New Accounting Standards
In June, 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The provisions of the Statement are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a material impact on the Company's financial position or results of operations.

In November, 2002, the FASB issued Interpretation (FIN) 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantee of Indebtedness of Others", which elaborates on the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. The interpretation also clarifies that a guarantor is required to recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The adoption of FIN 45 did not have a material impact on the consolidated financial statements.

In May, 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". This Statement established standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on the Company's financial position or results of operations.

In June, 2003, the American Institute of Certified Public Accountants issued an exposure draft on a Proposed Statement of Position (SOP) on Allowance for Credit Losses. If approved, the Proposed SOP would significantly change the way the allowance for possible loan losses is calculated. Under the Proposed SOP, any loans determined to be impaired, as defined in SFAS No. 114, would be assigned a specific reserve based on facts and circumstances surrounding the particular loan and no loss percentage would be assigned. If a loan is determined not to be impaired, it would be assigned to a pool of similar homogeneous loans. A loss percentage would then be assigned to the pool based on historical charge-offs adjusted for internal or external factors such as the economy, changes in underwriting standards, etc. Management has not yet determined the impact this Proposed SOP would have on their consolidated financial statements. Under the Proposal, any changes resulting from the initial application of this Proposed SOP would be treated as a change in accounting estimate.

(r) Impact of New Accounting Standards, Continued

In November 2003, the Emerging Issues Task Force ("EITF") issued Position 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments". The EITF provides guidance on the meaning of the phrase other-than-temporary impairment and its application to several types of investments, including debt securities classified as held-to-maturity and available-for-sale under SFAS No. 115, "Accounting for Certain Investments in Debt and Equities Securities". For purposes of EITF No. 03-1 an investment is impaired if the fair market value of the investment is less than its cost. Controversy has developed over the criteria to be used to determine whether an impairment is other than temporary. The EITF requires that an investor should make an evidenced-based judgment about a recovery of fair value up to (or beyond) the cost of the investment by considering the severity and duration of the impairment in relation to the forecasted recovery of fair value. Because of the controversy related to the determination of whether the impairment is other than temporary, certain positions of the EITF have been temporarily delayed. The Company cannot assess the effect on the financial position or results of operations until the controversy has been resolved. The EITF requires disclosures related to securities with fair values less than cost. The disclosures have been included in note 3 to the consolidated financial statements.

In December 2003, the FASB issued a revision to Statement of Financial Accounting Standards (SFAS) No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits". SFAS No. 132 requires enhanced disclosures for defined benefit pension plans. SFAS No. 132 requires companies to provide more details about their plan assets, investment strategy, measurement dates, benefit obligations, cash flows, and components of net periodic benefit cost recognized during interim periods. The disclosures required by SFAS No. 132 are effective for financial statements with fiscal years ending December 15, 2003, except for disclosures regarding estimated future benefit payments. Disclosures regarding estimated future benefit payments are required for fiscal years ending after June 15, 2004. The interim-period disclosures required by this statement are effective for interim periods beginning after December 15, 2003. See note 11 to the consolidated financial statements for the disclosures required by this statement. As SFAS No. 132 relates to changes in disclosures, its adoption did not have a material impact on First McMinnville Corporation's financial condition or results of operations.

In December, 2004, the FASB reissued SFAS No. 123 (revised 2004) ("SFAS") related to share based payments. For First McMinnville Corporation the SFAS applies to the accounting for stock options. The substance of the revised statement is to require companies to record as an expense amortization of the fair market value of stock options determined as of the grant date. The offsetting credit is to additional paid-in capital unless there is an obligation to buy back the stock or exchange other assets for the stock. If such an obligation exists the offsetting credit would be to a liability account. The statement is effective for the first interim reporting period after June 15, 2005. First McMinnville Corporation is currently assessing the impact of this SFAS; however, management does not expect the impact to be material on the financial condition or results of operations.

(2) Loans and Allowance for Possible Loan Losses

Loans and allowance for possible loan losses at December 31, 2004 and 2003 are summarized as follows:

	In Thousands 2004	2003
Commercial, financial and agricultural	$ 21,946	25,446
Real estate - construction	6,563	5,630
Real estate - mortgage	117,960	114,639
Consumer	2,647	2,805
	149,116	148,520
Less allowance for possible loan losses	(1,816)	(1,909)
	$ 147,300	146,611

(2) **Loans and Allowance for Possible Loan Losses, Continued**

In the normal course of business, the Company's subsidiary has made loans at prevailing interest rates and terms to directors and officers of the Company, and to their affiliates. The aggregate dollar amount of these loans was $5,771,000 and $5,584,000 at December 31, 2004 and 2003, respectively. During 2004, $5,268,000 of such loans were made and repayments totaled $5,081,000. During 2003, $2,516,000 of such loans were made and repayments totaled $2,845,000. As of December 31, 2004, none of these loans were restructured, nor were any related party loans charged off during the past three years.

No loans had been placed on non-accrual status during 2004 and 2003.

Total loans past due ninety days or more and still accruing interest amounted to $8,000 and $312,000 at December 31, 2004 and 2003, respectively.

The principal maturities on loans at December 31, 2004 are as follows:

	In Thousands				
	Commercial, Financial and Agricultural	Real Estate - Construction	Real Estate- Mortgage	Consumer	Total
3 months or less	$ 13,077	-	30,732	581	44,390
3 to 12 months	1,917	6,563	7,461	810	16,751
1 to 5 years	5,910	-	72,655	1,246	79,811
Over 5 Years	1,042	-	7,112	10	8,164
	$ 21,946	6,563	117,960	2,647	149,116

At December 31, 2004, variable rate and fixed rate loans totaled approximately $24,531,000 and $124,585,000, respectively. At December 31, 2003, variable rate and fixed rate loans totaled approximately $12,705,000 and $135,815,000, respectively.

Transactions in the allowance for possible loan losses for the years ended December 31, 2004, 2003 and 2002 are summarized as follows:

	In Thousands		
	2004	2003	2002
Balance, beginning of year	$ 1,909	1,908	1,804
Provision charged to operating expense	-	59	180
	1,909	1,967	1,984
Loans charged off	(159)	(78)	(133)
Recoveries on losses	66	20	57
Net charge-offs	(93)	(58)	(76)
Balance, end of year	$ 1,816	1,909	1,908

(2) **Loans and Allowance for Possible Loan Losses, Continued**

The Company's principal customers are basically in the Middle Tennessee area with a concentration in Warren County, Tennessee. At December 31, 2004, the Company had loans to customers in the nursery industry totaling approximately $10,120,000 as compared to $10,087,000 at December 31, 2003. Credit is extended to businesses and individuals and is generally evidenced by promissory notes. The terms and conditions of the loans including collateral vary depending upon the purpose of the credit and the borrower's financial condition.

Impaired loans and related loan loss reserve amounts at December 31, 2004 and 2003 were as follows:

	In Thousands	
	2004	**2003**
Recorded investment	$ 1,097	2,808
Loan loss reserve	$ 357	530

The average recorded investment in impaired loans for the years ended December 31, 2004 and 2003 was $2,358,000 and $3,019,000, respectively.

The related total amount of interest income recognized on the accrual basis for the period that such loans were impaired was $115,000 and $220,000 for 2004 and 2003, respectively.

(3) **Debt and Equity Securities**

Debt and equity securities have been classified in the balance sheet according to management's intent. The Company's classification of securities at December 31, 2004 is as follows:

	Securities Held-To-Maturity *(In Thousands)*			
	2004			
	Amortized Cost	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Estimated Market Value**
U.S. Treasury and other U.S. Government agencies and corporations	$ 20,612	2	153	20,461
Obligations of states and political subdivisions	33,522	1,479	35	34,966
Corporate and other securities	2,992	128	-	3,120
	$ 57,126	1,609	188	58,547

	Securities Available-For-Sale *(In Thousands)*			
	2004			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. Treasury and other U.S. Government agencies and corporations	$ 86,506	110	757	85,859
Obligations of states and political subdivisions	1,250	10	-	1,260
Mortgage-backed securities	1,040	40	-	1,080
	$ 88,796	160	757	88,199

(3) **Debt and Equity Securities, Continued**

Debt and equity securities at December 31, 2003 consist of the following:

	Securities Held-To-Maturity *(In Thousands)* 2003			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. Treasury and other U.S. Government agencies and corporations	$ 16,658	39	74	16,623
Obligations of states and political subdivisions	35,544	1,948	27	37,465
Corporate and other securities	3,177	238	-	3,415
	$ 55,379	2,225	101	57,503

	Securities Available-For-Sale *(In Thousands)* 2003			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. Treasury and other U.S. Government agencies and corporations	$ 80,267	502	400	80,369
Obligations of states and political subdivisions	1,353	74	-	1,427
Mortgage-backed securities	1,613	68	-	1,681
	$ 83,233	644	400	83,477

The amortized cost and estimated market value of debt securities at December 31, 2004, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	In Thousands	
Securities Held-To-Maturity	Amortized Cost	Estimated Market Value
Due in one year or less	$ 1,215	1,219
Due after one year through five years	25,371	25,456
Due after five years through ten years	18,005	18,778
Due after ten years	9,543	9,975
Corporate and other securities	2,992	3,119
	$ 57,126	58,547

	In Thousands	
Securities Available-For-Sale	Amortized Cost	Estimated Market Value
Due in one year or less	$ 6,002	5,993
Due after one year through five years	74,323	73,697
Due after five years through ten years	6,499	6,488
Due after ten years	1,972	2,021
	$ 88,796	88,199

(3) **Debt and Equity Securities, Continued**

Results from sales and early calls of debt and equity securities are as follows:

	In Thousands For the Year Ended December 31, 2004	2003	2002
Gross proceeds	$ 1,593	1,268	865
Gross realized gains	$ 33	23	22
Gross realized losses	-	-	-
Net realized gains	$ 33	23	22

Securities with approximate carrying values of $60,697,000 (approximate market value of $60,934,000) and $56,439,000 (approximate market value of $56,804,000) at December 31, 2004 and 2003, respectively, were pledged to secure public deposits, securities sold under agreements to repurchase and for other purposes required or permitted by law.

Included in the securities at December 31, 2004, are approximately $11,710,000 at amortized cost (approximate market value of $11,946,000) in obligations of political subdivisions located within the State of Tennessee. Management purchases only obligations of such political subdivisions it considers to be financially sound.

The following table shows the Company's investments' gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2004:

In Thousands, Except Number of Securities

	Less than 12 Months			12 Months or More			Total	
	Fair Value	Unrealized Losses	Number of Securities Included	Fair Value	Unrealized Losses	Number of Securities Included	Fair Value	Unrealized Losses
U.S. Treasury and other U.S. Government agencies and corporations	$ 75,817	750	71	$ 7,340	160	5	$ 83,157	910
Obligations of states and political subdivisions	2,102	15	7	605	20	2	2,707	35
Total temporarily impaired securities	$ 77,919	765	78	$ 7,945	180	7	$ 85,864	945

(3) Debt and Equity Securities, Continued

The impaired securities are considered high quality investments in line with normal industry investing practices. The unrealized losses are primarily the result of changes in the interest rate and sector environments. Consistent with the original classification, as available-for-sale or held-to-maturity securities, the Company intends and has the ability to hold the above securities until the value is realized.

The Company may sell the above or other securities in the ordinary course of business in response to unexpected and significant changes in liquidity needs, unexpected and significant increases in interest rates and/or sector spreads that significantly extend the security's holding period, or conducting a small volume of security transactions.

(4) Restricted Equity Securities

Restricted equity securities consists of stock of the Federal Home Loan Bank and the Federal Reserve Bank amounting to $1,212,000 and $91,000, respectively at December 31, 2004 and $1,164,000 and $91,000, respectively at December 31, 2003. The stock can be sold back only at par or a value as determined by the issuing institution and only to the Federal Home Loan Bank, the Federal Reserve Bank or to another member institution. These securities are reported at cost. The increase in the Federal Home Loan Bank during the year ended December 31, 2004 results from stock dividends totaling $48,000.

(5) Premises and Equipment

The detail of premises and equipment at December 31, 2004 and 2003 is as follows:

	In Thousands	
	2004	**2003**
Land	$ 389	389
Buildings	2,468	2,468
Furniture and equipment	2,102	2,154
	4,959	5,011
Less accumulated depreciation	(3,177)	(2,945)
	$ 1,782	2,066

Depreciation expense for the years ended December 31, 2004, 2003 and 2002, amounted to $306,000, $273,000 and $202,000, respectively.

(6) **Deposits**

Deposits at December 31, 2004 and 2003 are summarized as follows:

	In Thousands	
	2004	**2003**
Demand deposits	$ 21,956	21,985
Negotiable order of withdrawal accounts	34,073	32,144
Money market demand accounts	10,051	9,316
Savings deposits	32,571	32,863
Certificates of deposit $100,000 or greater	50,319	47,907
Other certificates of deposit	61,665	64,950
Individual retirement accounts $100,000 or greater	5,401	4,550
Other individual retirement accounts	10,552	10,506
	$ 226,588	224,221

Principal maturities of certificates of deposit and individual retirement accounts at December 31, 2004 are as follows:

Maturity	*In Thousands*
2005	$ 72,947
2006	17,507
2007	22,687
2008	5,470
2009	9,326
	$ 127,937

At December 31, 2004, certificates of deposit and individual retirement accounts in denominations of $100,000 or more amounted to $55,720,000 as compared to $52,457,000 at December 31, 2003.

The aggregate amount of overdrafts reclassified as loans receivable was $30,000 and $36,000 at December 31, 2004 and 2003, respectively.

The Bank is required to maintain cash balances or balances with the Federal Reserve Bank or other correspondent banks based on certain percentages of deposit types. The average required amounts for the years ended December 31, 2004 and 2003 were approximately $2,086,000 and $2,114,000, respectively.

(7) **Securities Sold Under Repurchase Agreements**

The maximum amounts of outstanding repurchase agreements during 2004 and 2003 were $35,446,000 and $32,252,000, respectively. The average daily balance outstanding during 2004, 2003 and 2002 was $30,129,000, $28,263,000 and $20,714,000, respectively. The weighted average interest rate at December 31, 2004 and 2003 was 1.20% and 1.01%, respectively. The underlying securities are typically held by other financial institutions and are designated as pledged.

(8) **Advances from Federal Home Loan Bank**

The advances from Federal Home Loan Bank (FHLB) at December 31, 2004 and 2003 consists of the following:

Original Note Date	Maturity Date	Rate	Initial Fixed Rate Period	In Thousands 2004 Amount	In Thousands 2003 Amount
April 30, 1998	April 30, 2008	5.60	24 Months	$ 1,000	$ 1,000

The FHLB has the right to convert the fixed rate on these advances at the end of the initial fixed rate period and on a quarterly basis thereafter with a one business day notice. If the conversion option is exercised, the advance will be converted to a three month LIBOR-based advance at a spread of zero basis points to the LIBOR index. Federal funds sold totaling $1,100,000 were pledged as collateral for this advance at December 31, 2004.

(9) **Non-Interest Income and Non-Interest Expense**

The significant components of non-interest income and non-interest expense for the years ended December 31 are presented below:

	In Thousands		
	2004	2003	2002
Non-interest income:			
Service charges on deposits	$ 459	462	476
Other fees and commissions	92	87	58
Commissions on fiduciary activities	77	82	41
Security gains, net	33	23	22
Gain on sale of premises and equipment	-	99	-
Other income	66	75	68
Total non-interest income	$ 727	828	665
Non-interest expense:			
Salaries and employee benefits	$ 3,116	3,122	2,957
Occupancy expenses, net	200	205	205
Furniture and equipment expenses	399	331	309
FDIC insurance	34	36	38
Other operating expenses	994	1,102	1,000
Total non-interest expense	$ 4,743	4,796	4,509

(10) Income Taxes

The components of the net deferred tax asset (liability) are as follows:

	In Thousands 2004	2003
Deferred tax asset:		
Federal	$ 643	482
State	131	99
	774	581
Deferred tax liability:		
Federal	(421)	(474)
State	(86)	(97)
	(507)	(571)
	$ 267	10

The tax effects of each type of significant item that gave rise to deferred taxes at December 31 are:

	In Thousands 2004	2003
Financial statement allowance for possible loan losses in excess of tax allowance	$ 545	581
Excess of depreciation deducted for tax purposes over the amounts deducted in the financial statements	(157)	(183)
Book pension expense under the allowable tax deduction	(129)	(91)
Unrealized (gain) loss on investment securities available-for-sale	229	(94)
FHLB stock dividends excluded for tax purposes	(221)	(203)
	$ 267	10

The components of income tax expense are summarized as follows:

	In Thousands Federal	State	Total
2004			
Current	$ 1,576	423	1,999
Deferred	55	11	66
Total	$ 1,631	434	2,065
2003			
Current	$ 1,671	452	2,123
Deferred	38	8	46
Total	$ 1,709	460	2,169
2002			
Current	$ 1,796	472	2,268
Deferred	25	5	30
Total	$ 1,821	477	2,298

(10) Income Taxes, Continued

A reconciliation of actual income tax expense of $2,065,000, $2,169,000 and $2,298,000 for the years ended December 31, 2004, 2003 and 2002, respectively, to the "expected" tax expense (computed by applying the statutory rate of 34% to earnings before income taxes) is as follows:

	In Thousands		
	2004	**2003**	**2002**
Computed "expected" tax expense	$ 2,283	2,403	2,496
State income taxes, net of Federal income tax benefit	284	306	315
Tax exempt interest, net of interest expense exclusion	(495)	(524)	(531)
Effect of change in state income tax rate	-	-	(2)
Other, net	(7)	(16)	20
Actual tax expense	$ 2,065	2,169	2,298

Total income tax expense for 2004, 2003 and 2002 includes income tax expense of $13,000, $9,000 and $8,000, respectively, related to gains on sales of securities.

(11) Employee Benefit Plans

The subsidiary bank has in effect a defined benefit noncontributory pension plan which covers substantially all employees over 21 years of age after they have been employed one year.

The minimum required contribution for the plan years ending December 31, 2004 and 2003 was $87,429 and $209,679, respectively. The Company contributed $223,000 in 2004 and 2003, respectively.

Reconciliation of the benefit obligation and the fair value of plan assets is as follows:

	In Thousands	
	2004	**2003**
Change in benefit obligation:		
Obligation at January 1	$ 3,988	3,617
Service costs	129	167
Interest costs	254	234
Benefit payments	(253)	(30)
Actuarial gains (losses)	(59)	-
Obligation at December 31	$ 4,059	3,988
Change in fair value of plan assets:		
Fair value of plan assets at January 1	$ 3,488	2,847
Actual (loss) return on plan assets	331	448
Employer contributions, net of refunds	223	223
Benefit payments	(253)	(30)
Fair value of plan assets at December 31	$ 3,789	3,488

(11) Employee Benefit Plans, Continued

The following table sets forth the plan's funded status and amounts recognized in the Company's consolidated balance sheet at December 31, 2004 and 2003:

	In Thousands	
	2004	**2003**
Actuarial present value of benefit obligations:		
Accumulated benefit obligation	$ 3,308	3,266
Actuarial present value of projected benefits obligation (PBO)	$ 4,059	3,988
Plan assets at fair market value	3,789	3,488
Funded status	(270)	(500)
Unamortized net transition asset	264	286
Unrecognized prior service cost	(14)	(18)
Unrecognized net gain (loss)	357	470
Net pension asset recognized in the consolidated balance sheets	$ 337	238

The unamortized net transition asset is being amortized over 30 years using the straight line method. Twelve years remain at December 31, 2004. The unrecognized prior service cost is being amortized by the straight-line method and has three years remaining at December 31, 2004. The unrecognized net gain or loss is being amortized over 11.5 years which is the expected future working lifetime as of January 1, 2004. The market value of plan assets is the market value of the assets plus accruals.

The following weighted-average assumptions were used to determine benefit obligations at December 31, 2004 and 2003:

	In Thousands	
	2004	**2003**
Discount rate	6.5%	6.5%
Rate of compensation increase	3.5%	3.5%

Net periodic benefit cost amounted to $124,000 in 2004, $223,000 in 2003 and $131,000 in 2002 and is comprised of the following components:

	In Thousands		
	2004	**2003**	**2002**
Service cost-benefits earned during the period	$ 129	167	140
Interest cost on projected benefit obligation	254	234	212
Expected return on plan assets	(278)	(226)	(238)
Amortization of net transition asset	22	22	22
Amortization of prior service cost	(5)	(5)	(5)
Recognized actuarial (gain) or loss	2	31	-
	$ 124	223	131

(11) **Employee Benefit Plans, Continued**

The following weighted-average assumptions were used to determine net periodic pension cost for the years ended December 31, 2004, 2003 and 2002:

	2004	2003	2002
Discount rate	6.5%	6.5%	6.5%
Expected long-term returns on plan assets	8.0%	8.0%	8.0%
Rate of compensation increase	3.5%	3.5%	5.0%

The following table gives the weighted-average plan asset allocations as of December 31, 2004 and 2003:

	2004	2003
Equity securities	55.8%	53.7%
Debt securities	44.2	46.3
Real estate	-	-
Other	-	-
	100.0%	100.0%

The Plan's assets are currently invested at the discretion of the plan sponsor. No formal investment targets are maintained for different classes of assets due to the relative small size of the plan.

The Company's best estimate of contribution for the year ended December 31, 2005 range between $100,000 and $250,000.

The benefits expected to be paid in the years subsequent to December 31, 2004 assuming no lump sum payments are as follows:

Year	*(In Thousands)* Pension Benefits
2005	$ 171
2006	187
2007	203
2008	229
2009	245
2010 - 2014	1,457
	$ 2,492

The expected benefits are estimated based on the same assumptions used to measure the Company's benefit obligation at December 31, 2004.

(11) Employee Benefit Plans, Continued

The Bank has adopted a 401(k) plan which covers eligible employees. To be eligible, an employee must have obtained the age of 21 and must have completed one year of service. The provisions of the plan provide for both employee and employer contributions. For the years ended December 31, 2004, 2003 and 2002, the Bank contributed $57,000, $58,000 and $53,000, respectively, to the plan.

(12) Regulatory Matters and Restrictions on Dividends

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2004 and 2003, that the Company and the Bank meets all capital adequacy requirements to which they are subject. The actual ratios of the Company and the Bank were as follows:

	Company		Bank		Minimum
	2004	2003	2004	2003	Requirement
Tier I ratio	29.79%	28.37%	29.73%	28.25%	4%
Total risk-based ratio	30.86%	29.50%	30.80%	29.38%	8%
Leverage ratio	16.17%	15.46%	16.14%	15.40%	4%

As of December 31, 2004, the most recent notification from the banking regulators categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since the notification that management believes have changed the Bank's category.

(13) Commitments and Contingent Liabilities

The Company has an unsecured $2,000,000 line of credit with another financial institution. The subsidiary Bank has lines of credit with other financial institutions totaling $20,000,000. At December 31, 2004 and 2003 there was no outstanding balance under these lines of credit.

(14) Concentration of Credit Risk

Substantially all of the Company's loans, commitments, and commercial and standby letters of credit have been granted to customers in the Company's market area. Virtually all such customers are depositors of the Bank. Investment in state and municipal securities also include governmental entities within the Company's market area. The concentrations of credit by type of loan are set forth in note 2 to the consolidated financial statements.

(14) Concentration of Credit Risk, Continued

At December 31, 2004, the Company's cash and due from banks included commercial bank deposit accounts aggregating $8,547,000 in excess of the Federal Deposit Insurance Corporation limit of $100,000 per institution.

(15) Financial Instruments with Off-Balance-Sheet Risk

The Company is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist primarily of commitments to extend credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

	In Thousands Contract or Notional Amount	
	2004	2003
Financial instruments whose contract amounts represent credit risk:		
Unused commitments to extend credit	$ 13,124	9,096
Standby letters of credit	2,216	2,524
Total	$ 15,340	11,620

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to be drawn upon, the total commitment amounts generally represent future cash requirements. The Company evaluates each customer's credit-worthiness on a case-by-case basis. The amount of collateral, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterpart. Collateral normally consists of real property.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. Most guarantees extend from one to three years. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The maximum potential amount of future payments that the Company could be required to make under the guarantees totaled $2.2 million at December 31, 2004.

(16) Stock Split and Elimination of Par Value

In December of 2002, the Company's Board of Directors declared a two-for-one stock split effective February 1, 2003. As a result, shareholders as of the record date received an additional share for each share owned. Accordingly, the number of outstanding shares doubled from 520,749 shares to 1,041,498 shares. In addition, the Board authorized a charter amendment to eliminate "par value", which was deemed as unnecessary accounting convention. All share and option per share amounts in this Report have been restated to reflect the stock split.

(17) First McMinnville Corporation -
Parent Company Financial Information

FIRST MCMINNVILLE CORPORATION
(Parent Company Only)

Balance Sheets

December 31, 2004 and 2003

	In Thousands	
	2004	**2003**
ASSETS		
Cash	$ 1,418*	1,515*
Investment in commercial bank subsidiary	49,980*	47,763*
Due from commercial bank subsidiary	57*	39*
Total assets	$ 51,455	49,317
LIABILITIES AND STOCKHOLDERS' EQUITY		
Dividend payable	$ 1,376	1,357
Stockholders' equity:		
Common stock, no par value authorized 5,000,000 shares, issued 1,233,922 and 1,231,022 shares, respectively	3,745	3,662
Retained earnings	51,033	48,207
Net unrealized gains (losses) on available-for-sale securities, net of income taxes of $229,000 and $94,000, respectively	(369)	151
	54,409	52,020
Less cost of treasury stock of 193,062 and 187,489 shares, respectively	(4,330)	(4,060)
Total stockholders' equity	50,079	47,960
Total liabilities and stockholders' equity	$ 51,455	49,317

*Eliminated in consolidation.

(17) **First McMinnville Corporation - Parent Company Financial Information, Continued**

FIRST MCMINNVILLE CORPORATION
(Parent Company Only)

Statements of Earnings and Comprehensive Earnings

For the Three Years Ended December 31, 2004

	In Thousands		
	2004	2003	2002
Income:			
Dividends from commercial bank subsidiary	$ 1,943*	1,822*	1,753*
Other expenses	48	71	30
Earnings before income tax benefits and equity in undistributed earnings of commercial bank subsidiary	1,895	1,751	1,723
Income tax benefits	18	27	11
	1,913	1,778	1,734
Equity in undistributed earnings of commercial bank subsidiary	2,737*	3,121*	3,310*
Net earnings	4,650	4,899	5,044
Other comprehensive earnings, net of tax:			
Unrealized gains (losses) on available-for-sale securities arising during the year, net of taxes of $323,000, $377,000 and $446,000, respectively	(520)	(603)	717
Less: reclassification adjustment for gains included in net earnings, net of taxes of $1,000 and $2,000, respectively	-	(3)	(3)
Other comprehensive earnings (loss)	(520)	(606)	714
Comprehensive earnings	$ 4,130	4,293	5,758

*Eliminated in consolidation.

(17) First McMinnville Corporation -
Parent Company Financial Information, Continued

FIRST MCMINNVILLE CORPORATION
(Parent Company Only)

Statements of Stockholders' Equity

For the Three Years Ended December 31, 2004

	In Thousands					
	Common Stock	Additional Paid-In Capital	Retained Earning	Treasury Stock	Net Gains (Losses) On Available-For-Sale Securities	Total
Balance December 31, 2001	$ 1,528	1,869	41,703	(3,763)	43	41,380
Net earnings	-	-	5,044	-	-	5,044
Issuance of 4,720 shares of common stock	6	132	-	-	-	138
Cash dividends declared ($1.60 per share)	-	-	(1,665)	-	-	(1,665)
Cost of 5,098 shares of treasury stock	-	-	-	(213)	-	(213)
Net change in unrealized gains (losses) on available-for-sale securities during the year, net of taxes of $444,000	-	-	-	-	714	714
Balance December 31, 2002	1,534	2,001	45,082	(3,976)	757	45,398
Elimination of par value	2,001	(2,001)	-	-	-	-
Net earnings	-	-	4,899	-	-	4,899
Issuance of 3,872 shares of common stock	127	-	-	-	-	127
Cash dividends declared ($1.70 per share)	-	-	(1,774)	-	-	(1,774)
Cost of 1,837 shares of treasury stock	-	-	-	(84)	-	(84)
Net change in unrealized gains (losses) on available-for-sale securities during the year, net of taxes of $376,000	-	-	-	-	(606)	(606)
Balance December 31, 2003	3,662	-	48,207	(4,060)	151	47,960
Net earnings	-	-	4,650	-	-	4,650
Issuance of 2,900 shares of common stock	83	-	-	-	-	83
Cash dividends declared ($1.75 per share)	-	-	(1,824)	-	-	(1,824)
Cost of 5,573 shares of treasury stock	-	-	-	(270)	-	(270)
Net change in unrealized gains (losses) on available-for-sale securities during the year, net of taxes of $323,000	-	-	-	-	(520)	(520)
Balance December 31, 2004	$ 3,745	-	51,033	(4,330)	(369)	50,079

(17) **First McMinnville Corporation -**
Parent Company Financial Information, Continued

FIRST MCMINNVILLE CORPORATION
(Parent Company Only)

Statements of Cash Flows

For the Three Years Ended December 31, 2004

Increase (Decrease) in Cash and Cash Equivalents

	In Thousands		
	2004	**2003**	**2002**
Cash flows from operating activities:			
Cash paid to suppliers	$ (48)	(71)	(30)
Income tax benefit received from commercial bank subsidiary	-	-	34
Net cash provided by (used in) operating activities	(48)	(71)	4
Cash flows from investing activities:			
Dividend received from commercial bank subsidiary	1,943	1,822	1,753
Net cash provided by investing activities	1,943	1,822	1,753
Cash flows from financing activities:			
Proceeds from issuance of short-term notes payable	-	-	30
Repayment of short-term notes payable	-	-	(30)
Dividends paid	(1,805)	(1,693)	(1,587)
Payments made to acquire treasury stock	(270)	(84)	(213)
Proceeds from issuance of common stock	83	127	138
Net cash used in financing activities	(1,992)	(1,650)	(1,662)
Net increase (decrease) in cash and cash equivalents	(97)	101	95
Cash and cash equivalents at beginning of year	1,515	1,414	1,319
Cash and cash equivalents at end of year	$ 1,418	1,515	1,414
Reconciliation of net earnings to net cash provided by (used in) operating activities:			
Net earnings	$ 4,650	4,899	5,044
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:			
Equity in earnings of commercial bank subsidiary	(4,680)	(4,943)	(5,063)
Decrease (increase) in other assets, net	(18)	(27)	23
Total adjustments	(4,698)	(4,970)	(5,040)
Net cash provided by (used in) operating activities	$ (48)	(71)	4

(18) Disclosures About Fair Value of Financial Instruments

Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures about Fair Value of Financial Instruments" requires that the Company disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments.

Cash and short-term investments
For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

Investments and Mortgage-Backed Securities
The carrying amounts for short-term securities approximate fair value because they mature in 90 days or less and do not present unanticipated credit concerns. The fair value of longer-term securities and mortgage-backed securities, except certain state and municipal securities, is estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers. The fair value of certain state and municipal securities is not readily available through market sources other than dealer quotations, so fair value estimates are based on quoted market prices of similar instruments, adjusted for differences between the quoted instruments and the instruments being valued.

SFAS No. 107 specifies that fair values should be calculated based on the value of one unit without regard to any premium or discount that may result from concentrations of ownership of a financial instrument, possible tax ramifications, or estimated transaction costs. Accordingly, these considerations have not been incorporated into the fair value estimates.

Loans
Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial, mortgage, credit card and other consumer. Each loan category is further segmented into fixed and adjustable rate interest terms.

The fair value of the various categories of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining average estimated maturities.

The estimated maturity for mortgages is modified from the contractual terms to give consideration to management's experience with prepayments. Management has made estimates of fair value discount rates that it believes to be reasonable. However, because there is no market for many of these financial instruments, management has no basis to determine whether the fair value presented below would be indicative of the value negotiated in an actual sale.

The value of the loan portfolio is also discounted in consideration of the credit quality of the loan portfolio as would be the case between willing buyers and sellers. Particular emphasis has been given to loans on the subsidiary bank's internal watch list. Valuation of these loans is based upon borrower performance, collateral values (including external appraisals), etc.

Deposit Liabilities
The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities. Under the provision of SFAS No. 107 the fair value estimates for deposits does not include the benefit that results from the low cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market.

Securities Sold Under Repurchase Agreements
The securities sold under repurchase agreements are payable upon demand. For this reason the carrying amount is a reasonable estimate of fair value.

(18) **Disclosures About Fair Value of Financial Instruments, Continued**

Advances from FHLB
The fair value of advances from the FHLB is based on information received from the FHLB.

Commitments to Extend Credit, Standby Letters of Credit and Financial Guarantees Written
Loan commitments are made to customers generally for a period not to exceed one year and at the prevailing interest rates in effect at the time the loan is closed. Commitments to extend credit related to construction loans are made for a period not to exceed six months with interest rates at the current market rate at the date of closing. In addition, standby letters of credit are issued for periods up to three years with rates to be determined at the date the letter of credit is funded. Fees are only charged for the construction loans and the standby letters of credit and the amounts unearned at December 31, 2004 and 2003 are insignificant. Accordingly, these commitments have no carrying value and management estimates the commitments to have no significant fair value.

The carrying value and estimated fair values of the Company's financial instruments at December 31, 2004 and 2003 are as follows:

	In Thousands			
	2004		2003	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and short-term investments	$ 10,245	10,245	13,170	13,170
Securities	145,325	146,746	138,856	140,980
Loans	149,116		148,520	
Less: allowance for loan losses	(1,816)		(1,909)	
Loans, net of allowance	147,300	145,236	146,611	146,224
Restricted equity securities	1,303	1,303	1,255	1,255
Financial liabilities:				
Deposits	226,588	226,441	224,221	226,400
Securities sold under repurchase agreements	28,633	28,633	28,782	28,782
Advances from FHLB	1,000	1,057	1,000	1,100
Unrecognized financial instruments:				
Commitments to extend credit	-	-	-	-
Standby letters of credit	-	-	-	-

Limitations
Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(18) Disclosures About Fair Value of Financial Instruments, Continued

Limitations, Continued

Fair value estimates are based on estimating on-and-off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. For example, the Bank has a mortgage department that contributes net fee income annually. The mortgage department is not considered a financial instrument, and its value has not been incorporated into the fair value estimates. Other significant assets and liabilities that are not considered financial assets or liabilities include deferred tax assets and liabilities and property, plant and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

(19) Earnings Per Share (EPS)

Statement of Financial Accounting Standards (SFAS) No. 128 "Earnings Per Share" established uniform standards for computing and presenting earnings per share. The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share for the Company begins with the basic earnings per share plus the effect of common shares contingently issuable from stock options. Shares and earnings per share data for 2003 and 2002 have been restated to reflect a 2 for 1 stock split effective January 1, 2003.

The following is a summary of components comprising basic and diluted earnings per share (EPS):

(In Thousands, except share amounts)	2004	2003	2002
Basic EPS Computation:			
Numerator - income available to common shareholders	$ 4,650	4,899	5,044
Denominator - weighted average number of common shares outstanding	1,043,233	1,043,124	1,039,318
Basic earnings per common share	$ 4.46	4.70	4.85
Diluted EPS Computation:			
Numerator	$ 4,650	4,899	5,044
Denominator:			
Weighted average number of common shares outstanding	1,043,233	1,043,124	1,039,318
Dilutive effect of stock options	18,343	15,947	12,270
	1,061,576	1,059,071	1,051,588
Diluted earnings per common share	$ 4.38	4.63	4.80

(20) Stock Option Plan

In April, 1997, the stockholders of the Company approved the First McMinnville Corporation 1997 Stock Option Plan (The "Stock Option Plan"). The Stock Option Plan provides for the granting of stock options and authorizes the issuance of common stock upon the exercise of such options for up to 115,000 shares of common stock to directors and employees of the Company.

Under the Stock Option Plan awards may be granted in the form of incentive stock options or nonstatutory stock options, and are exercisable for up to ten years following the date such option awards are granted. Exercise prices of incentive stock options must be equal to or greater than 100% of the fair market value of the common stock on the grant date.

(20) Stock Option Plan, Continued

SFAS No. 123, "Accounting for Stock Based Compensation", as amended by SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure", sets forth the method for recognition of cost of plans similar to those of the Company. As is permitted, management has elected to continue accounting for the plan under APB Opinion 25 and related Interpretations in accounting for its plan. Accordingly, no compensation cost has been recognized for the stock option plan. However, under SFAS No. 123, the Company is required to make proforma disclosures as if cost had been recognized in accordance with the pronouncement. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant dates for awards under the plan consistent with the method of SFAS No. 123, the Company's net earnings and basic earnings per common share and diluted earnings per common share would have been reduced to the proforma amounts indicated below:

(In Thousands)		2004	2003	2002
Net earnings:				
As Reported	$	4,650	4,899	5,044
Proforma	$	4,634	4,880	5,020
Basic earnings per common share:				
As Reported	$	4.46	4.70	4.85
Proforma	$	4.44	4.68	4.83
Diluted earnings per common share:				
As Reported	$	4.38	4.63	4.80
Proforma	$	4.37	4.61	4.77

A summary of the stock option activity for 2004, 2003 and 2002 is as follows:

	2004		2003		2002	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	62,998	$ 30.42	68,870	$ 30.93	69,650	$ 29.95
Granted	-	-	-	-	4,600	43.67
Exercised	(2,900)	29.08	(3,872)	32.85	(4,720)	29.08
Forfeited	(1,100)	30.56	(2,000)	43.67	(660)	29.08
Outstanding at end of year	58,998	$ 30.48	62,998	$ 30.42	68,870	$ 30.93
Options exercisable at year end	49,578		48,478		45,010	

(20) Stock Option Plan, Continued

The following table summarizes information about fixed stock options at December 31, 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 12/31/04	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number Exercisable at 12/31/04	Weighted Average Exercise Price
$ 29.08	47,598	$ 29.08	3.7 years	39,878	$ 29.08
34.93	9,000	34.93	6.1 years	9,000	34.93
37.15	800	37.15	6.6 years	380	37.15
43.67	1,600	43.67	8.8 years	320	43.67
	58,998			49,578	

Share and per share data above for 2003 and 2002 have been restated to reflect a 2 for 1 stock split effective January 31, 2003.

(21) Quarterly Financial Data (Unaudited)

Selected quarterly results of operations for the four quarters ended December 31 are as follows:

(In Thousands, except per share data)

	2004				2003			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Interest income	$ 3,794	3,773	3,728	3,718	3,927	3,855	4,021	4,063
Net interest income	2,681	2,689	2,687	2,674	2,837	2,704	2,781	2,773
Provision for possible loan losses	-	-	-	-	-	-	15	44
Earnings before income taxes	1,732	1,707	1,564	1,712	1,704	1,726	1,835	1,803
Net earnings	1,211	1,195	1,059	1,185	1,255	1,189	1,225	1,230
Basic earnings per common share	1.16	1.15	1.01	1.14	1.18	1.14	1.20	1.18
Diluted earnings per common share	1.13	1.13	1.00	1.12	1.16	1.12	1.18	1.17

LINE OF BUSINESS

During 2004, the Company and its subsidiary, First National Bank of McMinnville (the "Bank"), were engaged primarily in the general banking business and activities closely related to banking or to managing or controlling banks, as authorized by the laws of the United States and the State of Tennessee and regulations pursuant thereto. Services offered by the Bank include checking, passbook savings and certificate accounts, safe deposit box rental, personal, commercial, agricultural, construction and real estate loans, traveler's checks, cashier's checks, bank drafts, discount brokerage services, trust services, estate planning and other banking services. The Bank renders other services in connection with its general banking business such as individual credit and financial counseling, automatic teller services and credit card accounts.

DIVIDEND AND MARKET INFORMATION

As of December 31, 2004, there were 99 holders of First McMinnville Corporation Common Stock. There is no established trading market for shares of the Company Common Stock. The following table sets forth the approximate prices at which First McMinnville Corporation Common Stock was purchased and sold in privately negotiated transactions in the Company's service area as reported to the Company or as estimated by the Company during each calendar quarter in the preceding two years.

	2004				2003			
	I	II	III	IV	I	II	III	IV
Representative Price	$47	48	48	49	$44	45	46	46

Holders of Company Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor. First McMinnville Corporation declared cash dividends of $1.70 and $1.75 per share during 2003 and 2004, respectively. First McMinnville Corporation expects comparable cash dividends in the future. The limitations on the amounts available to First McMinnville Corporation for payment of didvidends to stockholders are discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations and in the Notes to the Consolidated Financial Statements.

ANNUAL REPORT ON FORM 10-K

A copy of the 2004 Annual Report of First McMinnville Corporation, as filed with the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934 on Form 10-K, will be provided to each stockholder free of charge on written request. Copies of any exhibits filed as part of this annual report will be provided on payment of a reasonable fee to cover reproduction cost. All requests should be addressed to: Charles C. Jacobs, Chairman, First McMinnville Corporation, 200 East Main Street, McMinnville, TN 37110.

[illegible]

[illegible]

[illegible]

[illegible]

[illegible]

[illegible]